Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement of Broadridge Financial Solutions, Inc. (formerly the Brokerage Services Business of Automatic Data Processing, Inc.) on Form S-8 of our report dated December 18, 2006, relating to the combined financial statements and the financial statement schedule of Brokerage Services Business of Automatic Data Processing, Inc. (the “Company”) (which report expresses an unqualified opinion and includes explanatory paragraphs relating to the Company’s adoption of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, and the preparation of the financial statements on a basis other than as if the Company had been operated as an unaffiliated company), appearing on the Form 10 of Brokerage Services Business of Automatic Data Processing, Inc. for the year ended June 30, 2006.

/s/ DELOITTE & TOUCHE LLP

New York, New York

March 29, 2007